                                                               EXHIBIT 99.(a)(8)
FOR IMMEDIATE RELEASE


Contact:  The Herman Group, Inc.
          800-992-6176
          Attention: Sherri Herman




               PROM INVESTMENT PARTNERS INCREASES OFFER PRICE TO
                  $475 PER UNIT OF PROMETHEUS INCOME PARTNERS


      NEW YORK, NEW YORK (November 8, 1996) -- PROM INVESTMENT PARTNERS L.L.C. has announced that the purchase price in its offer to purchase outstanding units of limited partnership interest of Prometheus Income Partners (the "Partnership") has been increased to $475 per Unit. The increased purchase price by Prom Investment Partners is $25 per Unit higher than the price offered by an affiliate of the Partnership's general partner. Unitholders who have tendered their Units to Prom Investment Partners will automatically receive the benefit of the $475 purchase price and need not take any further action.

      Prom Investment Partners' offer has also been extended and is now scheduled to expire at 12:00 midnight, New York City time, on November 22, 1996.

      For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for Offer by Prom Investment Partners, at 800-992-6176.